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SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NO.
8-46732

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIOSCIENCE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.


RECEIVED
MAR 05 2002
143

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

2 THEATRE SQUARE, SUITE 210
(No and Street)

ORINDA	CALIFORNIA	94563
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANO SHIMODA (925) 253-9520
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, **SANO SHIMODA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BIOSCIENCE SECURITIES, INC.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Kristine Langenbahn
COMM. # 1206275
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. JAN. 21, 2003



Signature



Title



Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BioScience Securities, Inc.

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

BioScience Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
BioScience Securities, Inc.
Orinda, California

We have audited the accompanying statement of financial condition of BioScience Securities, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioScience Securities, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2002

BioScience Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents		$ 74,740
Commissions receivable		95,000
Securities owned, at market value		8,049
Due from shareholder		1,537,000
Prepaid expenses and other assets		15,080
Prepaid taxes		454
Furniture and equipment, net of $98,424 accumulated depreciation		33,880
Total assets		$ 1,764,203

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 8,199
Capital lease obligation		16,597
Payable to clearing organization		2,600
Total liabilities		27,396
Stockholder's equity		
Common stock (100,000 shares of no par value authorized; 3,750 shares issued and outstanding)	$ 375,000	
Retained earnings	1,361,807	
Total stockholder's equity		1,736,807
Total liabilities and stockholder's equity		$ 1,764,203

See independent auditor's report and accompanying notes.

BioScience Securities, Inc.

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Commissions and related fees	$ 212,795
Investment banking fees	722,000
Interest income	84,058
Gain on securities owned	1,736
Total revenue	1,020,589
Expenses:	
Compensation	$ 281,386
Rent	84,973
Quotation and publication	48,059
Clearing charges	40,434
Professional fees	23,898
Depreciation	16,999
Travel and entertainment	13,170
Telephone	8,412
Insurance	7,581
Interest	1,321
Other operating expenses	36,173
Total expenses	562,406
Income before income taxes	458,183
Income tax expense	6,698
Net income	$ 451,485

See independent auditor's report and accompanying notes.

BioScience Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Stockholder's Equity
December 31, 2000	$ 375,000	$ 914,600	$ 1,289,600
Distributions		(4,278)	(4,278)
Net income		451,485	451,485
December 31, 2001	$ 375,000	$ 1,361,807	$ 1,736,807

See independent auditor's report and accompanying notes.

BioScience Securities, Inc.

Statement of Cash Flows

December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 451,485
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,999
Loss on disposal of assets	453
Gain on marketable securities	(1,736)
(Increase) decrease in:	
Commissions receivable	(62,000)
Due from shareholder	(342,500)
Prepaid expenses and other assets	(8,007)
Prepaid taxes	1,146
Increase (decrease) in:	
Accounts payable and accrued expenses	7,288
Payable to clearing organization	(4,000)
Net cash provided (used) by operating activities	59,128
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(7,620)
Purchase of securities	(6,313)
Net cash provided (used) by investing activities	(13,933)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash borrowing under capital lease obligation	3,749
Payments on capital lease obligation	(3,152)
Distributions to shareholder	(4,278)
Net cash provided (used) by financing activities	(3,681)
Net increase (decrease) in cash and cash equivalents	$ 41,514
Cash and cash equivalents, beginning of year	33,226
Cash and cash equivalents, end of year	$ 74,740

See independent auditor's report and accompanying notes.

BioScience Securities, Inc.

Statement of Cash Flows

December 31, 2001

NON-CASH INVESTING AND FINANCING ACTIVITIES	
Purchase of equipment under capital lease obligation	$ 16,000
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 6,352
Interest paid	$ 1,321

See independent auditor's report and accompanying notes.

BioScience Securities, Inc.

Notes to the Financial Statements

December 31, 2001

(1) Organization

BioScience Securities, Inc. was incorporated in the State of California on September 29, 1993. The Company was approved for NASD membership on March 22, 1994. Securities transactions are cleared through Broadcort Capital Corp.

BioScience Securities, Inc. is an institutional research and investment banking firm. The purpose of the Corporation is two-fold: (1) to provide institutional research to financial institutions; and (2) to provide corporate advisory and investment banking services to corporations. The Company specializes on companies which apply biotechnology and other advanced technologies to agriculture and industrial markets.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Commissions Receivable
Commissions receivable are from the company's clearing broker, Broadcourt Capital Corp., and are recorded at the gross amount before deducting clearing charges payable. The Company considers commissions receivable to be fully collectible at December 31, 2001.

Securities Owned
Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Furniture & Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight line and accelerated methods over the estimated useful life of the assets.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of 90 days or less.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

BioScience Securities, Inc.

Notes to the Financial Statements

December 31, 2001

(3) Income Taxes

The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the California franchise tax on S corporations of 1.5% with a minimum tax of $800. At December 31, 2001, deferred tax assets and liabilities were not significant. Income tax expense consists of the current California franchise tax of $ 6,698.

(4) Commitments

Lease Obligations

The Company leases office space in Orinda, California. The 5 year lease extension began on October 1, 2000 and ends September 30, 2005. The annual future minimum lease payments are as follows:

Year	Amount
2002	88,372
2003	91,907
2004	95,584
2005	73,817
	$349,680

Capital Leases Obligations

The Company leases equipment under a capital lease obligation that expires in March 2005. The lease calls for 48 equal monthly payments of $497. The assets and liabilities recorded under this capital lease are valued at the fair value. The $16,000 asset included in furniture and equipment is being depreciated over its estimated useful lives of 4 years. Depreciation of $4,000 was included in depreciation expense for 2001.

The following is a schedule of future minimum lease payments required under the capital lease:

Year ended	Amount
December 31, 2002	5,964
December 31, 2003	5,964
December 31, 2004	5,964
December 31, 2005	1,491
	$ 19,383

BioScience Securities, Inc.

Notes to the Financial Statements

December 31, 2001

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2001, the Company's net capital was $67,067, which exceeded the requirement by $62,067.

(6) Risk Concentrations

100% of commissions and related fee income was generated from three large institutional investors and 100% of investment banking fees were earned from one corporate client during 2001.

(7) Related Party Transactions

At December 31, 2001, the Company had a loan outstanding of $1,537,000 to its sole shareholder, Sano Shimoda. The note is payable on demand and carries an interest rate of 6%. During 2001, interest income of $82,569 was received on this loan.

(8) Retirement Plan

The Company sponsors a 401(k) plan. Employer contributions to the plan were $17,406 for the year ended December 31, 2001.

(9) Subsequent Events

Subsequent to year end the Company distributed $1,537,000 to its shareholders which was used to repay the shareholder's $1,537,000 debt to the Company.

On January 1, 2002 the Company issued stock to an employee which amounted to a 5% interest in the Company.

SUPPLEMENTAL INFORMATION

BioScience Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:		
Total stockholder's equity qualified for net capital		$ 1,736,807
Less: Non-allowable assets		
Due from shareholder	$ 1,537,000	
Furniture and equipment (net)	33,880	
Receivables	82,000	
Prepaid expenses and other assets	15,653	
Total Non-allowable assets		1,668,533
Net capital before haircuts on securities		$ 68,274
Less: Haircuts on securities		1,207
Net Capital		67,067
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $27,396 or $5,000, whichever is greater		5,000
Excess net capital		$ 62,067

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	83,663
Decrease in stockholder's equity	(4,142)
Increase in non-allowable assets	(12,454)
Net capital per above computation	67,067

BioScience Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Broadcort Capital Corp. or otherwise processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
BioScience Securities, Inc.
Orinda, California

In planning and performing our audit of the financial statements and supplemental schedules of BioScience Securities, Inc. (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 12, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2002